Comtech to Acquire CPI for $472.3 Million in a Strategic and Accretive Transaction Expands One-Stop Shopping Approach for RF Microwave Products and Provides Immediate Customer and Product Diversification May 10, 2010 Filed by Comtech Telecommunications Corp.Pursuant to Rule 425 of the Securities Act of 1933and deemed filed pursuant to Rule 14a-12of the Securities Exchange Act of 1934Subject Company: CPI International, Inc.Commission File No.: 000-51928 +

Cautionary Statement Regarding Forward-Looking StatementsCertain information in this presentation contains forward-looking statements, including but not limited to, information relating to Comtech Telecommunications Corp.'s ("Comtech" or the "Company") future performance and financial condition, plans and objectives of the Company's management and the Company's assumptions regarding such future performance, financial condition, plans and objectives that involve certain significant known and unknown risks and uncertainties and other factors not under the Company's control which may cause actual results, future performance and financial condition, and achievement of plans and objectives of the Company's management to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include: the risk that the acquisition of CPI may not be consummated for reasons including that the conditions precedent to the completion of the acquisition may not be satisfied; the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that the Company's and CPI's businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions); the timing of receipt of, and the Company's performance on, new orders that can cause significant fluctuations in net sales and operating results; the timing and funding of government contracts; adjustments to gross profits on long-term contracts; risks associated with international sales, rapid technological change, evolving industry standards, frequent new product announcements and enhancements, changing customer demands, and changes in prevailing economic and political conditions; risks associated with the results of ongoing investigations into the Company's compliance with export regulations; risks associated with the Company's legal proceedings and other matters; risks associated with the Company's MTS and BFT contracts; risks associated with the Company's obligations under its revolving credit facility; and other factors described in the Company's and CPI's filings with the Securities and Exchange Commission.Participants in Solicitations Comtech, CPI and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from stockholders of CPI in connection with the merger. Information regarding Comtech's directors and officers is available in Comtech's proxy statement on Schedule 14A for its 2009 annual meeting of stockholders, which was filed with the SEC on November 9, 2009. Information regarding CPI's directors and executive officers is available in CPI's proxy statement on Schedule 14A for its 2010 annual meeting of stockholders, which was filed with the SEC on January 20, 2010. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed with the SEC when they become available.Additional Information about the Transaction and Where to Find ItThis presentation shall not constitute an offer of any securities for sale. The acquisition will be submitted to CPI's stockholders for their consideration. In connection with the acquisition, Comtech and CPI intend to file relevant materials with the SEC, including the registration statement, the proxy statement/prospectus and other relevant documents concerning the merger. Investors and stockholders of Comtech and CPI are urged to read the registration statement, the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to the documents because they will contain important information about Comtech, CPI and the merger.Stockholders of Comtech and CPI can obtain more information about the proposed transaction by reviewing the Form 8-K to be filed by Comtech and CPI in connection with the announcement of the entry into the merger agreement, and any other relevant documents filed with the SEC when they become available. The registration statement, the proxy statement/prospectus and any other relevant materials (when they become available), and any other documents filed by Comtech and CPI with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and stockholders may obtain free copies of the documents filed with the SEC by directing a written request to: Comtech Telecommunications Corp., 68 South Service Road, Suite 230, Melville, New York 11747, Attention: Investor Relations, or CPI International, Inc., 811 Hansen Way, Palo Alto, California 94303, Attention: Investor Relations. Investors and stockholders are urged to read the registration statement, the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Overview

Transaction

- For each share of CPI common stock owned, a CPI shareholder will receive, at close, $9.00 in cash and a fraction of Comtech common stock, which is subject to a collar (see slide 9). The fraction is currently valued at $7.40 per CPI share
- The $16.40 per share value represents a premium of 25.7% as compared to the last closing price of CPI and 21.3% as compared to the last 30 trading day average closing price
- Total enterprise value of the transaction is $472.3 million
- Comtech will utilize approximately $372.0 million of its existing cash plus the issuance of approximately 4.4 million shares of common stock
- All existing CPI debt is anticipated to be repaid upon the closing of the transaction

CPI
Communications & Power Industries

- Sales and EBITDA were $338.5 million and $56.4 million, respectively, for its last four fiscal quarters ended January 1, 2010
- A unique business and a leading global supplier of vacuum electron devices which are used in hundreds of critical commercial and military applications
- An extensive portfolio of over 4,500 microwave and power grid tubes sold into 90 countries
- Large global footprint with 17 sales and service centers around the world
- Headquartered in Palo Alto, California with approximately 1,500 employees

On a pro forma basis, and excluding the impact of any additional acquisitions, Comtech is anticipated to have between $150.0 million and $200.0 million of deployable cash and have access to its $100.0 million unsecured revolving credit facility

EBITDA represents earnings from continuing operations before interest, income taxes, depreciation and amortization of intangibles, acquired in-process research and development and stock-based compensation. The Company's definition of EBITDA may differ from the definition of EBITDA used by CPI and other companies and may not be comparable to similarly titled measures used by other companies. EBITDA is also a measure frequently requested by the Company's investors and analysts. The Company believes that investors and analysts may use EBITDA, along with other information contained in the Company's SEC filings, in assessing the Company's operating results and ability to generate cash flow and service debt.

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Key Strategic Benefits of the Transaction

COMTECH TELECOMMUNICATIONS CORP. + CPI Communications & Power Industries

Extends Comtech's One-Stop Shopping Approach for RF Microwave Products

Strategic Benefits

- Almost triples the size of Comtech's RF microwave amplifier segment and is anticipated to generate over $50.0 million of EBITDA on an annual basis
- Immediately establishes Comtech as a leading global supplier of vacuum electron devices (including klystron, traveling wave and power grid tubes)
- Drives further innovation by combining manufacturing, engineering and sales teams from Comtech's XICOM branded-product group with CPI's Satcom product group
- Diversifies Comtech's product portfolio and customer base
- Approximately 40% of CPI's sales are derived from annuity-like sales for replacements, spares and repairs
- Strategically redeploys a significant portion of Comtech's existing cash to enhance earnings per share and shareholder value

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5 CPI's sales and EBITDA were $338.5 million and $56.4 million, respectively, for its last four fiscal quarters ended January 1, 2010 CPI Provides Comtech with Immediate Customer and Product Diversification Comtech Standalone % of Total Revenue (1) Telecom Transmission Mobile Data RF Amplifiers % of Revenue 0.35 0.45 0.2 Telecom Transmission35% RF Microwave Amp.20% Mobile Data45% Telecom Transmission Mobile Data RF Amplifiers % of Revenue 0.22 0.29 0.49 Telecom Transmission22% RF Microwave Amp.49% Mobile Data29% US Gov't Domestic/Commercial Revenue 0.65 0.35 Defense (3)65% Commercial (3)35% US Gov't Domestic/Commercial Revenue 0.56 0.44 Defense (3)(4)56% Commercial (3)(4)44% Illustrative Pro Forma % of Total Revenue (2) Comtech's total revenue was calculated based on Comtech's annualized reported results for the six months ended January 31, 2010.Illustrative pro forma revenue combines Comtech's annualized reported results for the six months ended January 31, 2010 and CPI's trailing four fiscal quarters ended January 1, 2010.For purposes of this presentation, Comtech's defense revenue represents sales to the U.S. government and Commercial revenue represents sales to Domestic and International customers, as defined in Comtech's filings with the SEC.CPI's defense revenues, as defined in CPI's filings with the SEC, represent CPI's Radar and Electronic Warfare markets. CPI's commercial revenue represents sales to CPI's Medical, Communications, Industrial and Scientific markets.

6 Expands Comtech's One-Stop Shop Approach for RF Microwave Products Radar/Electronic Warfare Medical Industrial Communications Scientific CPI's radio frequency, microwave and power processing products add a new dimension to Comtech's product offerings

7 CPI's "FLAPS" Technology Opens an Exciting New Growth Market "FLAPS" Technology Was Acquired By CPI Only A Few Years Ago Working Closely with Tier 1 Prime Contractors We Believe Comtech Can Accelerate FLAPS Adoption by Military Customers Flat Parabolic Surface ("FLAPS") Based Antenna Technology We believe this product has strong growth potential Currently being tested and deployed to enable data links to UAV's Targets military customers around the world

Acquisition Brings Over $50.0 Million of EBITDA to Comtech Plus Expected Cost Savings

Merger and Integration Related Expenses	➢ Pursuant to newly adopted purchase accounting rules, merger and integration related expenses are preliminary estimated to range from $18.0 million to $22.0 million
Acquisition Expected to be Accretive	➢ Excluding the impact of amortization of intangibles associated with purchase accounting and merger and integration related expenses, the acquisition is expected to be: • Accretive in the first year that the acquisition closes • Significantly accretive beginning in the second year after the acquisition closes
<u>Year 1 Synergies</u> Are Expected to Range from $1.0 to $2.0 million **<u>Year 2 Synergies</u> Are Expected to Range from $5.0 to $7.0 million**	➢ Consolidate Comtech and CPI's satellite amplifier related manufacturing operations ➢ Combine Comtech and CPI's California-based satellite amplifier related engineering operations ➢ Integrate Comtech and CPI's Massachusetts-based facilities ➢ Eliminate duplicative public company expenses and redundant functions

We Believe Revenue of ~$350.0 Million and Over $50.0 Million of EBITDA in Year 1 Is Realistic
Synergies Are Expected to be Meaningful in Year 2 and Beyond

High Familiarity with CPI's Satcom Business
- CPI's Satcom Business is in Close Proximity to Comtech's Santa Clara Facility
- CPI Senior Management is Expected to Stay and CPI Has a Talented Workforce

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Additional Details on Transaction Structure and Explanation of Collar

Description

- Total consideration per share consists of a combination of cash and stock
  - Cash component fixed at $9.00 per share
  - Stock component subject to a collar
- The total price per share is $16.40 based on Comtech's closing stock price of $31.06 as of 5/7/10
  - Represents $9.00 in cash + $7.40 in stock (0.2382 exchange ratio x $31.06)
- The total price per share is $17.10 within the collar (Comtech stock price at closing[1] of $34.00 to $38.00)

Calculation of Stock Component

- Collar mechanism will deliver $8.10 in stock value at closing if Comtech's stock price at closing[1] is between $34.00 and $38.00
- Actual number of Comtech shares to be received will be determined by the following collar mechanism:
  - A number of Comtech shares equal to $8.10 if Comtech's stock price at closing[1] is between $34.00 and $38.00 (floating exchange ratio)
  - 0.2382 of a share if Comtech's stock price at closing[1] is $34.00 or less
  - 0.2132 of a share if Comtech's stock price at closing[1] is $38.00 or more

Collar Illustration



$9 Cash + 0.2382 Comtech Share (fixed exchange ratio)
$9 Cash + $8.10 in Comtech Stock (floating exchange ratio)
$9 Cash + 0.2132 Comtech Share (fixed exchange ratio)
$17.10
Offer Value At May 7, 2010 Comtech Price $16.40
$34.00
$38.00
Total Value Per Share to CPI
$19.00
$18.50
$18.00
$17.50
$17.00
$16.50
$16.00
$15.50
$15.00
$30
$32
$34
$36
$38
$40
$42
Comtech Stock Price at Closing(1)

Value Per Share to CPI

Comtech Price at Closing[1]	$31.06	$34.00	$36.00	$38.00	$42.00
Stock Exchange Ratio	0.2382x	0.2382x	0.2250x	0.2132x	0.2132x
Stock Consideration	$7.40	$8.10	$8.10	$8.10	$8.95
Cash Consideration	9.00	9.00	9.00	9.00	9.00
Total Value Per Share	**$16.40**	**$17.10**	**$17.10**	**$17.10**	**$17.95**

(1) To be calculated as the average Comtech price for the 5 consecutive trading days ending on (and including) the second trading day prior to closing.

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